82-1852

05007740

RECEIVED
2005 MAY 11 A 9:31

ATLAS • PACIFIC • LIMITED

ABN 32 009 220 053

10 May, 2005

US Securities and Exchange Commission
USA

SUPPL

Dear Sirs

Australian Stock Exchange – Announcement – Atlas Pacific Ltd

We Atlas Pacific Ltd are listed on the Australian Stock Exchange and Nasdaq and it is a requirement that we fax through a copy of this lodgement to yourselves.

I have been given this fax number (Chief Council). 00 111 202 772 9201

Please can you advise that this is the correct fax number to use for future faxes.

Please find attached two announcements for your records.

Should you have any queries please do not hesitate to contact me or email;

Debbie@atlaspacific.com.au

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Yours faithfully

D. Jackson
Atlas Pacific Ltd

43 York Street, Subiaco, WA 6008, Australia • PO Box 8015, Subiaco East, WA 6008, Australia
Telephone: (61) (8) 9380 9444 • Facsimile: (61) (8) 9380 9970 • Website: http://www.atlaspacific.com.au • Email: atlas@atlaspacific.com.au

SEC FILE #82-1852

ATLAS . PACIFIC . LIMITED
ACN 009 220 053

5th May 2005

The Manager
Australian stock Exchange
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: Annual General Meeting

We would like to advise that at the Company's annual general meeting was held today, and all resolutions were passed. Details of these resolutions follow:

1. Re-election of Stephen Arrow as a director;
2. Election of Ian Murchison as a director;
3. Approval of remuneration report.

A summary of the presentation made by the Managing Director at this meeting is provided by way of a separate announcement to the Exchange.

Yours faithfully

JOSEPH TAYLOR
Managing Director

CRP03 AGM Resolution May0505.doc

6 Rous Head Road, North Fremantle, WA 6159 Australia • PO Box 291, North Fremantle, WA 6159, Australia
TELEPHONE (61) (8) 9336 7955 • FACSIMILE (61) (8) 9336 7966 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

SEC FILE #82-1852

ATLAS . PACIFIC . LIMITED
ACN 009 220 053

5th May 2005

The Manager
Australian Stock Exchange
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: 2005 AGM Presentation

The Company held its AGM today. A presentation was made to shareholders at this meeting to highlight the achievements and objectives of the company, the contents of which are provided in this report.

Introduction:

2004 was a disappointing year for the Company from a financial perspective. The Company recorded its first loss in several years. However, this did not reflect the positive results that were achieved in the field operationally. The Company was able to record its best year on record in terms of the number of oysters produced, the total number of oysters seeded and the number of oysters that survived and which are now growing pearls (post seeding survival).

Financial Results:

The following is a summary of the financial performance for 2004 compared to 2003:

	2004 (A$)	2003 (A$)
Total Revenue	$ 6,837,523	$ 9,785,883
Pre-Tax Profit	($1,373,010)	$ 1,941,309
Post-Tax Profit	($1,469,956)	$ 1,244,733

Note: One-off write-downs included in 2004 = $1.135M
Including non-cash amounts = $727,000

Operating Cash Flow	$50,232	$362,684
Capital Expenditure	($778,641)	($1,119,718)

CRP01 AGM Presentation May0505.doc

6 Rous Head Road, North Fremantle, WA 6159 Australia • PO Box 291, North Fremantle, WA 6159, Australia
TELEPHONE (61) (8) 9336 7955 • FACSIMILE (61) (8) 9336 7966 • WEBSITE http://www.atlaspacific.com.au • EMAIL: atlas@atlaspacific.com.au

Factors Effecting Financial Performance in 2004:

Several factors contributed to the financial loss experienced in 2004 as follows:

1. There was a $224,000 write down in oyster inventory which in the opinion of the Board was recorded at a value that was higher than its net realisable value.
2. A further $317,000 relating to the value of the oyster inventory was written down as a result of bring the accounting treatment of oyster stocks in Indonesia and Australia in line with each other.

Neither of these write-downs has a monetary effect and both are one-off events.

3. There was a requirement to increase the income tax provision in Indonesia by $408,000 as a result of an assessment made by the Indonesian Tax authorities after they undertook tax audits. These assessments were made in relation to the fiscal years 1996, 1997, 1998 and 2001.
4. There was a foreign exchange translation loss of $186,000. This translation loss is unrealised and does not impact in the Company's cash flow. Future foreign exchange translation losses or gains will be booked to a reserve account on the balance sheet rather than being reflected in the statement of performance.

Pearl Market

The pearl market appears to have stabilised over the last 18-24 months. Prices for high quality products have improved and demand appears to have stabilised. The South Sea pearls that the Company produces compete with other types of pearls (Black pearls, Akoya pearls and Fresh Water pearls) and also with other precious and semi-precious gems used in the jewellery industry.

The Company's pearl prices are in line with market trends and are summarised as follows:



ATLAS PACIFIC LTD
Pearl sales Price (sellable grade)
AUD/Gram
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
2001
2002
2003
2004
2005 (Forecast)

Information obtained from Jewellery News Asia, (May 2005 edition, page 77) shows that in February 2005, pearls sold by Concord which represents the largest South Sea pearl producer in Indonesia, achieved an average price of ¥9,018.3 per momme (AUD29.36/gram). The same article shows that in March 2005, Paspaley (the largest producer of South Sea pearls in Australia) achieved an average price of ¥11,728.6 per momme (AUD37.86/gram) for the pearls that they auctioned in March 2005. The graphical representation of sales for Atlas Pacific Ltd above is for "sellable" grade goods only. In 2004, the average price for all of the pearls sold by Atlas Pacific Ltd was AUD28 per gram.

Company Achievements for 2004:

The major achievement for the Company during 2004 was the return to an extremely strong operational position.

- The number of juvenile oysters available to the Company has improved as a result of the success of the new oyster production sites at North Bali and North Maluku. The quantity of oysters produced exceeded the Company's own needs and resulted in the sale of excess oysters;

- The availability of more juvenile oysters for seeding and the focusing of the Alyui Bay farm's activities to pearl production only has resulted in a substantial increase in the number of oysters seeded;

- Improved farming techniques and good climatic conditions at Alyui has resulted in the best post-seeding retention rates of nuclei that the Company ha ever achieved;

- The increased number of oysters within the whole operation has meant that better economies of scale have been achieved which has reduced the unit cost of caring for the oysters (given the relatively fixed cost structure of the business)

The following graph demonstrates the relationship between the total average number of oysters that are held by the company and the annual cost of farming these oysters over the last 4 years.



Oyster Unit Cost compared with No. of Oysters on Hand
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
Oyster No's
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
2001
2002
2003
2004
Average No of Oysters in stock
Average cost per oyster / annum

The improvement in the number of oysters seeded in 2004 is also represented graphically below. It should be noted that the number of oysters that were reoperated after their first pearl was harvested was negligible in 2004 whereas in prior years, this type of operation had made up a larger portion of the operations. The experience of the company is that in Indonesia, these re-operated oysters do not produce a good quality pearl, and despite the larger size pearl that is produced, its value does not justify the costs associated with production.

Oysters seeded in 2004 are to be harvested during 2006 and the revenue from the sale of these pearls will be realised during 2006 and 2007, depending on when the harvests take place during the year.


Total Oysters Seeded
Number of Oysters Seeded
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
2001
2002
2003
2004
Other Ops
First-Ops

Marketing -

The Company's marketing agent, Pearlautore International (PAI), continues to act on behalf of the company in the sale of its pearls. Pearl revenue makes up the majority of the Company's income. The change in distribution systems from a traditional auction process to a focus now on private treaty sales has lead to a change in the timing of sales and receipts of proceeds. In order to maintain the good prices for pearls, there has been a shift to private treaty sales and value adding of goods that would normally experience a discount. There is expected to be a significant increase in the number of pearls harvested during 2005 compared to 2004 but the timing of sale for these goods may not reflect in a doubling of income for the period.

The Company is gaining more knowledge and experience in its own marketing ability through the sale of Mother of Pearl (MOP) shell, MOP jewellery, a limited range of pearl jewellery and oyster meat which is promoted under the name South Sea Creations. This by-product revenue represented around 10% of the total sales revenue for the group in 2004. The price that is being achieved for MOP shell has increased over 200% in the last two years due to higher demand and an improved focus by the company towards the promotion of this product.

The group will focus more efforts into the development of brand awareness and the increase of its product ranges over the next two years. This objective is aimed at adding value to the existing raw products that the company produces.

Research and Development -

The Company has commenced a major genetics/selective breeding program in conjunction with James Cook University (JCU) in Queensland. This project is expected to have significant benefits for the company in the form of better knowledge about the specific families of oysters that will achieve good survival rates, high yields and quality pearls. This project is a world first for South Sea pearl oysters.

The research program with JCU will take approximately four years to complete. However, outcomes have already been achieved from the work that has been done in the hatchery relating to improved spat survival. The Company has been asked to provide technical support to other pearl producers as a result of the reputation that the research has gained so far.

The Company continues to focus resources into the improvement of its production techniques at all levels of production. We are a major contributor to the World Aquaculture Society's 2005 symposium which is being held in Bali in May.

Production data -

A summary of the production data for 204 and the expectations for 2005 are as follows:

	2004	2005
Juveniles oysters produced	> 500,000	> 500,000
Mature oysters held	> 1,000,000	> 1,100,000
Oysters seeded	342,000	> 350,000
Oysters harvested *	76,000	> 200,000

* the majority of pearls that will be harvested in 2005 will be in the second half of the year and it is uncertain at this point how many pearls will be available for sale in the current year. This is also not a reflection of how many pearls will be harvested but rather the number of oysters that are expected to be harvested.

Goals for 2005 -

The objectives for 2005 are:

1. Generate sufficient cash flow to cover operating and capital expenditure with a surplus for future development and dividend payments;

2. Return to a position of profit;

3. Continue the reduction of the unit cost of production so that future profit margines are increased.

Initiatives for 2005 -

The following initiatives are to be implemented to achieve the Company's current year goals:

1. Continue with the program of production diversification. The Company is currently negotiating an agreement for a new pearl farming site in Bali. This would then provide the Company with two geographically diversified pearl production sites;

2. Enhance revenue diversification through the expansion of value adding to raw product. This will also require the company to improve its distribution channels for finished goods for which additional resources will need to be allocated;

3. Develop better branding of the company's goods and generate some recognition of this brand;

4. Continue with Research and Development to improve the pearl quality through selective breeding programs;

5. Improve oyster stock lines via DNA profiling.

The information provided above is the information that was presented by the Managing Director at the AGM.

Yours faithfully

Joseph Taylor
Managing Director